Exhibit 99.1

...commitment to innovation and service excellence

FIRST QUARTER REPORT

For the three months ended March 31, 2005

TESCO

CORPORATE PROFILE
TESCO Corporation is a global leader in the design and delivery of technology based solutions for the drilling industry. The Corporation’s mandate is to change the way people drill wells by delivering safer and more cost effective solutions that add real value through reduced drilling and production costs. TESCO’s philosophy of reducing risk to personnel and assets — both surface and downhole — and increasing operational efficiencies is sustained on a foundation of technical innovation and superior customer service. Working around the world, TESCO continues to set new standards in drilling technology.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

Quarters ended	03/31/05	12/31/04	09/30/04	06/30/04	03/31/04

(millions of dollars)

Revenues	54.5	45.5	45.8	38.9	48.8
Operating income(1)	8.8	2.0	3.2	(0.7)	1.9
Financial income (expense)	(0.1)	(2.2)	(1.5)	(1.0)	1.5
Restructuring and other exceptional items	0.2	(4.9)	—	—	—
Pre-tax earnings (loss)	9.0	(5.1)	1.7	(1.7)	0.5
Income taxes	3.6	2.2	0.7	(0.3)	0.4
Net income (loss)	5.4	(7.2)	1.0	(1.4)	0.1

Basic and diluted net earnings (loss) ($ per share)	$0.15	$(0.21)	$0.03	$(0.04)	$0.00

Total assets	282.3	278.7	326.7	318.5	323.7

Debt	16.4	17.9	65.2	69.3	68.0
Cash	16.9	18.9	56.0	56.1	48.2

Net debt	(0.5)	(1.0)	9.2	13.2	19.8

Shareholders’ equity	226.9	219.0	224.9	221.5	222.3

Segment information
Revenues
– Top Drives	37.6	28.4	31.0	23.8	35.9
– Casing Services	16.9	17.1	14.8	15.1	12.9

	54.5	45.5	45.8	38.9	48.8

Operating income
– Top Drives	10.9	3.8	5.7	3.8	5.6
– Casing Services	4.7	3.3	2.9	0.8	1.5
– Corporate and other	(6.7)	(5.1)	(5.4)	(5.3)	(5.2)

	8.8	2.0	3.2	(0.7)	1.9

(1)	Operating income is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that, in addition to Net income (loss), this measure is a useful supplemental measure of the Corporation’s operating performance. Investors are cautioned that Operating income should not be construed as an alternative to Net income (loss) determined in accordance with GAAP as an indicator of Tesco’s performance. Tesco’s method of calculating Operating income may differ from other companies and, accordingly, not be comparable to similar measures used by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion of the Corporation’s financial results, position and prospects is based on information available at May 12, 2005 and should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the three months ended March 31, 2005 and 2004.

Results of Operations

Overview

For 2005, Tesco has reorganized its activities into two businesses, Top Drives and Casing Services. The Top Drive business comprises top drive sales, top drive rentals and aftermarket sales and service. The Casing Services business includes Casing Drilling® and Casing Running, as well as downhole tool rental and accessory sales. These changes, which took effect January 1, 2005, are now reflected in Tesco’s financial reporting.

In conjunction with the realignment of Tesco’s operating structure, changes have also been implemented in the way in which costs are classified and reported in the Corporation’s consolidated income statement. The principal objective of the changes is to reflect a definition and classification of expenses that is more consistent with comparable companies.

A description of the major changes between the pre-2005 reporting and the reporting adopted for 2005 is as follows:

Depreciation

Prior to 2005, the Corporation reported all depreciation expense as a separate line item in its income statement. This expense, to the extent it relates to assets employed in operating activities, is now included in cost of sales and services. Depreciation on all other assets is included in general and administrative expense. The effect of this change on the quarterly results for 2004 is:

Quarters ended	12/31/04	09/30/04	06/30/04	03/31/04

Depreciation included in:
Cost of Sales and Services	4,208	4,284	4,152	4,338
General & administrative	476	490	480	477

	4,684	4,774	4,632	4,815

Business Unit Management

Prior to 2005, all costs incurred in the regional business units connected to the management and direction of business unit activity were reported as general and administrative costs. These costs are now included in cost of sales and services. The effect of this change on the quarterly results for 2004 is:

Quarters ended	12/31/04	09/30/04	06/30/04	03/31/04

Increase in Cost of Sales and Services	3,457	3,651	3,248	3,739

In addition to these changes, the Corporation no longer reports gross profit as a measure of performance in its statement of earnings. The previously reported cost of sales, together with the amounts of depreciation and business unit management expense described above, are now reported as cost of sales and services.

TESCO CORPORATION 2005 FIRST QUARTER REPORT	1

The overall impact of these changes is to substantially increase the previously-reported cost of sales for the Corporation from historical levels, with an offsetting reduction in the level of reported general and administrative expense and the elimination of the separate reporting of depreciation and amortization expense as a single line item in the Consolidated Statement of Earnings and Retained Earnings. The effect of these changes, expressed as a percentage of sales for the period, is summarized as follows:

Quarters ended	12/31/04	09/30/04	06/30/04	03/31/04

Sales Revenues ($000)	45,546	45,848	38,872	48,795
Cost of sales and services %
– as originally reported	61%	60%	64%	64%
– as reclassified	78%	78%	83%	82%

General & administrative %
– as originally reported	14%	15%	16%	14%
– as reclassified	10%	8%	8%	7%

Quarters ended March 31, 2005 and 2004

Our first quarter performance improved compared to last year, with strong oil and gas drilling activity contributing to a favorable economic climate. Tesco continued to pursue its strategy of growing our casing services business while improving focus on the core Top Drive product line. Revenue increased by $5.7 million or 11.7% compared to first quarter 2004, and by $9.0 million or 19.8% relative to fourth quarter 2004. Exchange rates impact reported results because most of the Corporation’s revenues outside Canada are denominated in US dollars and translated into Canadian dollars at the exchange rate in effect for the period. The average exchange rate for first quarter 2005 was $1.22 compared to $1.32 in first quarter 2004.

Segment Review

TOP DRIVE BUSINESS

Quarters ended March 31	2005		2004
		% of		% of
	$000	revenue	$000	revenue

Revenues
– sales and after market support	16,529	44	14,754	41

– rental operations	21,019	56	21,151	59

	37,548	100	35,905	100

Operating income	10,868	29	5,639	16

Top Drive revenue totaled $37.5 million in the first quarter of 2005 compared to $35.9 million a year ago, an increase of 4.5%. Top drive unit sales were slightly higher in 2005. Operating income for 2005 was $10.9 million in 2005 (29% of revenue), compared to $5.6 million (16%) for the first quarter of 2004. The top drive units sold in early 2004 were largely higher cost units sold at competitive prices in order to reduce inventory levels.

Top Drive revenue for first quarter 2005 exceeded fourth quarter 2004 by $8.6 million, a sequential increase of 30.2%. This increase is the result of the normal seasonal increase in Canadian drilling activity during the first calendar quarter as well as an increase in top drive unit sales.

2	TESCO CORPORATION 2005 FIRST QUARTER REPORT

CASING SERVICES BUSINESS

Quarters ended March 31	2005		2004
		% of		% of
	$000	revenue	$000	revenue

Revenues	16,908		12,890

Operating income	4,692	28	1,483	12

Casing Services revenue in 2005 was $16.9 million compared to $12.9 million in first quarter 2004, an increase of $4 million (31%). The 2005 results reflect higher activity levels and some price increases, principally within the casing running business. Operating income in first quarter 2005 was $4.7 million (28% of revenue), compared to $1.5 million (12%) in the comparable quarter of 2004 reflecting the flow-through of increased activity and higher prices.

Sequentially, Casing Services revenue in first quarter 2005 was virtually unchanged from fourth quarter 2004 ($17.1 million). Operating income in first quarter of 2005 showed an improvement from the $3.3 million (19% of revenue) reported in the fourth quarter of 2004. The higher relative profitability is due to the price improvement, higher contract casing rig utilization and the effect in 2004 of a substantial unusual expense in the Bo gray casing running operation.

Corporate and Other Items

Research and Engineering expense – Product development expenses for first quarter of 2005 were flat compared with the same period in 2004. Product development activity remains focused on the commercialization and enhancement of existing proprietary technologies.

Sales and Marketing expense – Sales and marketing expense of $2.1 million in first quarter of 2005 increased by $0.6 million over the comparable quarter in 2004, reflecting the hiring of more sales personnel during 2004.

General & Administrative expense – G&A expense of $4.4 million in 2005 increased by $1.0 million compared to the first quarter of 2004. This increase reflects the addition of senior management personnel late in 2004 and Sarbanes-Oxley compliance expenses incurred in 2005.

Stock Compensation expense – the increase in stock compensation expense in the first quarter of 2005 compared to the same period in 2004 results from additional option grants since March 31, 2004, offset to some extent by the forfeiture of non-vested options in the current quarter.

Financial (Income) Expense

Quarters ended March 31	2005	2004

Interest income	(136)	(198)
Interest expense	227	1,386

Net interest expense	91	1,188
Foreign exchange (gain) loss	(36)	211
Other financial items	37	81

	92	1,480

TESCO CORPORATION 2005 FIRST QUARTER REPORT	3

Interest income for the first quarter decreased compared to the same period last year as a result of decreases in the Corporation’s interest earning cash balances. Average month-end closing cash balances for the first three months of 2005 were $19.6 million compared to $48.8 million for 2004. The reduction in interest expense is the result of the Corporation retiring its Senior Notes in October 2004.

Income Taxes

The Corporation recorded a tax expense of $3.6 million for the first quarter on pre-tax earnings of $9.0 million, an overall effective corporate tax rate of 40%. This compares to a tax expense of $0.4 million for the comparable quarter of 2004 (82% effective rate). The effective tax rate is influenced by a number of factors over time, including different tax rates in the jurisdictions in which the Corporation operates and the non-deductibility of certain expenses, principally stock compensation expense, for tax purposes.

Liquidity and Capital Resources

The Corporation has net cash at March 31, 2005 of $0.5 million compared with net debt of $19.7 million at the end of the first quarter of 2004. Cash on hand was $16.8 million at March 31, 2005 versus $48.2 million at March 31, 2004. Management believes that existing cash and available credit facilities, together with expected operating cash flows, will be sufficient to fund the Corporation’s planned operating and capital expenditures for 2005. The Corporation has a capital budget for full year 2005 of approximately $18 million, of which largest component is targeted for casing running equipment.

Financial Instruments and Contractual Commitments

There have been no material changes that would affect the Corporation’s disclosures relating to financial instruments and contractual commitments made in its most recent annual Management Discussion and Analysis.

Outlook

The Corporation remains focused on its strategy to grow the company through the expansion of Casing Services and continued commitment to its core Top Drive business. Tesco continues to evaluate potential investments that would help leverage its proprietary technology.

4	TESCO CORPORATION 2005 FIRST QUARTER REPORT

Consolidated Balance Sheets

At March 31, 2005 and December 31, 2004
(Thousands of Canadian Dollars)
Unaudited

		March 31,	December 31,
	NOTES	2005	2004

ASSETS
CURRENT ASSETS
Cash and short term deposits		$16,866	$18,879
Accounts receivable
- trade		48,965	37,913
- prepaid and other		6,099	3,027
Income taxes recoverable		1,626	4,074
Inventories		34,625	33,999
Future income taxes		5,936	6,071

		114,117	103,963
Property, plant and equipment		121,590	127,043
Property held for sale	7	2,078	1,027
Investment		7,830	7,830
Goodwill and other intangibles		18,089	18,364
Future income taxes		13,612	15,636
Other assets		4,934	4,869

		$282,250	$278,732

LIABILITIES
CURRENT LIABILITIES
Bank borrowings		$12,096	$12,036
Accounts payable and accrued liabilities		26,957	29,543
Current portion of long term debt		2,784	3,095

		41,837	44,674
Long term debt	5	1,515	2,808
Future income taxes		12,032	12,271

		55,384	59,753

Contingency	8

SHAREHOLDERS’ EQUITY
Share capital	4	158,890	157,237
Contributed surplus		5,623	4,741
Retained earnings		62,353	57,001

		226,866	218,979

		$282,250	$278,732

TESCO CORPORATION 2005 FIRST QUARTER REPORT	5

Consolidated Statements of Income and Retained Earnings

Three Months Ended March 31, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited

		Three months

	NOTES	2005	2004
REVENUES		$54,456	$48,795

EXPENSES
Cost of Sales and Services	2	37,189	40,224
Research and Engineering		1,037	1,115
Sales and Marketing		2,109	1,504
General and Administrative	2	4,399	3,362
Stock Compensation		882	653

		45,616	46,858

Operating income		8,840	1,937

Financial expense	3	92	1,480

Earnings from operations before restructuring and other exceptional items		8,748	457

Restructuring and other exceptional items	7	(239)	—

Earnings before income taxes		8,987	457

Income taxes
Current		1,715	100
Future		1,920	277

		3,635	377

Net earnings for the period		5,352	80
Retained earnings, beginning of period		57,001	64,570

Retained earnings, end of period		$62,353	$64,650

Earnings per share:
Basic		$0.15	$0.00
Diluted		$0.15	$0.00
Weighted average number of shares:
Basic		35,054,413	34,712,797
Diluted		35,245,667	34,811,489

6	TESCO CORPORATION 2005 FIRST QUARTER REPORT

Consolidated Statements of Cash Flows

Three Months Ended March 31, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited

		Three months
	NOTES	2005	2004
OPERATING ACTIVITIES
Net earnings for the period		$5,352	$80
Adjusted for items not involving funds-
Stock compensation expense		882	653
Future income taxes		1,920	277
Depreciation and amortization		4,427	4,815
Amortization of financial items		—	22
(Gain) loss on disposal of rental top drives and other property, plant and equipment		(2,525)	196
Gain on sale of property held for sale		(239)	—
Foreign exchange (gains) losses		(50)	210

		9,767	6,253
Changes in non-cash balances affecting operations	6	(11,420)	(5,966)

		(1,653)	287

INVESTING ACTIVITIES
Additions to property, plant and equipment		(2,214)	(1,041)
Proceeds on sale of rental top drives and other property, plant and equipment		4,553	308
Proceeds on sale of property held for sale		675	—
Other assets:
- payments		(923)	(579)
- receipts		1,052	—

		3,143	(1,312)

Decrease in accounts payable from:
Purchase of Bo Gray assets		(3,468)	(3,334)

		(325)	(4,646)

FINANCING ACTIVITIES
Repayments on long term debt		(1,823)	(220)
Issue of share capital		1,653	70

		(170)	(150)

Effect of foreign exchange gains on cash balances		135	659

Decrease in Cash and Cash equivalents		(2,013)	(3,850)
Net Cash and Cash Equivalents, beginning of period		18,879	52,075

Net Cash and Cash Equivalents, end of period		$16,866	$48,225

Cash is comprised of:
Bank balances		$7,802	$29,176
Money Market Instruments		9,064	19,049

		$16,866	$48,225

TESCO CORPORATION 2005 FIRST QUARTER REPORT	7

Notes To The Consolidated Financial Statements

Three months ended March 31, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation’s audited consolidated financial statements for the year ended December 31, 2004.

2. Depreciation and Amortization

Depreciation and amortization expense is included in the consolidated statement of earnings as follows:

	Three months
	2005	2004

Cost of Sales and Services	$4,006	$4,338
General and Administrative expense	421	477

	$4,427	$4,815

3. Financial (Income) Expense

	Three months
	2005	2004
Interest income	$(136)	$(198)
Interest expense	227	1,386
Foreign exchange (gain) loss	(36)	211
Other financial items	37	81

	$92	$1,480

4. Share Capital

	Three months
	2005		2004
Issued common shares:	# of shares	$	# of shares	$

Balance, January 1	34,957,680	157,237	34,706,130	155,237
Issued for cash on exercise of options	183,700	1,653	10,000	70

Balance, March 31	35,141,380	58,890	34,716,130	155,307

Stock options:

The Corporation recognizes a compensation expense in respect of options granted under its Stock Option Plan. Options outstanding and changes during the three months ended March 31, 2005 and 2004 are:

	Three months
	2005		2004
		Average		Average
		exercise		exercise
	# of options	price	# of options	price

Balance, January 1	2,536,000	$14.01	2,097,700	$14.88
Granted	10,000	$14.39	—	$—
Exercised	(183,700)	$(8.99)	(10,000)	$(7.00)
Expired	(62,175)	$(14.21)	(3,350)	$(17.90)

Balance, March 31	2,300,125	$14.41	2,084,350	$14.91

8	TESCO CORPORATION 2005 FIRST QUARTER REPORT

Details of options granted since January 1, 2005 and their fair values, determined using the Black Scholes option-pricing model, are:

	Options	Exercise	Time to Exercise	Risk Free		Fair Value
Date of Grant	Granted	Price	(years)	Interest Rate	Volatility	($000s)

Mar 18/05	10,000	$14.39	6	4.17%	57%	83

The Corporation has not recognized any compensation expense for options granted prior to January 1, 2003. If the Corporation had applied the fair value method of accounting for stock-based compensation for options granted in 2002, the pro forma effect of applying this method of accounting would have no effect on income for the three months (2004: Decrease income by $201).

5. Long Term Debt

Components of long term debt are:	March 31, 2005	December 31, 2005

U.S. $3,760 lease obligation, bears interest at 4.59%, is repayable in monthly installments of U.S. $58, and is secured by machinery and equipment with a net book value of $2,078.	$1,929	$3,512
U.S. $2,125 demand mortgage payable, bears interest at 4.25%, is repayable in monthly installments of U.S. $16, and is secured by specific land and buildings.	2,370	2,391

Less: current portion due within one year	4,299	5,903
	2,784	3,095

	$1,515	$2,808

On May 3, 2005 the remaining lease obligation was repaid by the Corporation.

6. Supplementary Cash Flow Information

a) Components of changes in non-cash balances affecting operations are:

	Three months
	2005	2004

(Increase) in accounts receivable	$(14,124)	$(9,635)
Decrease (Increase) in income taxes recoverable	2,448	(1,121)
(Increase) decrease in inventories	(626)	4,428
Increase in accounts payable and accrued liabilities	882	362

	$(11,420)	($5,966)

b) Cash payments in respect of:

	Three months
	2005	2004

Interest	$213	$2,362
Income taxes	$1,423	$1,221

c) Cash receipts in respect of:

	Three months
	2005	2004

Interest	$123	$162
Income taxes	$2,250	$—

7. Property held for sale

In 2004, certain machining assets were identified as surplus and classified as property held for sale. During the quarter, further machining assets with a net book value of $1,529 were identified as surplus and classified as property held for sale. Management wrote down these assets by $1,174 to their estimated net realizable value based on an independent appraisal in 2004. During the first quarter, proceeds of $675 were received on the sale of some of these assets and a recovery of $239 of the 2004 write down has been recorded based on the results of these and other sales occurring after the end of the quarter. The resulting gain has been included in restructuring and other exceptional items.

TESCO CORPORATION 2005 FIRST QUARTER REPORT	9

8. Contingency

An additional court decision regarding the 1996 Mexican tax reassessment was received on May 2, 2005 and, based on a preliminary evaluation, management continues to believe that the amount of any financial exposure, if any, to the Corporation from existing or potential reassessments of its Mexican tax liabilities is not determinable.

Segment Information

Three months ended March 31, 2005 and 2004
(Thousands of Canadian Dollars)
Unaudited

Commencing January 1, 2005, the Corporation has realigned the structure by which it delivers its services and products to its customers and has organized its activities into two businesses, Top Drives and Casing Services. The Top Drive business comprises top drive sales, top drive rentals and aftermarket sales and service. The Casing Services business includes casing drilling and casing running, as well as downhole tool rental and accessory sales.

The Top Drive and Casing Services businesses report their results of operations to the level of operating income. Certain functions, including research and engineering activities, certain sales and marketing activities and corporate management and administration, are provided centrally from the corporate office; the costs of these functions, together with stock compensation, net financial expense and income taxes, are not allocated to operating divisions. Assets are allocated to the Top Drive or Casing Services businesses to which they specifically relate; operations and manufacturing facilities are included in corporate assets, with depreciation on these assets allocated to the operating segments on the basis of revenues earned in the period.

Significant financial information relating to the operating divisions is as follows:

	March 31, 2005				March 31, 2004
			Corporate				Corporate
	Top	Casing	and		Top	Casing	and
Three months to:	Drives	Services	other	Total	Drives	Services	other	Total

Revenues	37,548	16,908	—	54,456	35,905	12,890	—	48,795

Depreciation and Amortization	2,009	1,997	421	4,427	2,484	1,853	478	4,815

Operating Income	10,868	4,692	(6,720)	8,840	5,639	1,483	(5,185)	1,937

Financial expense				(92)				(1,480)
Restructuring and other exceptional items				239				—

Income before taxes				8,987				457

Geographic source of revenues:
Canada				9,148				8,187
United States				28,438				19,592
Latin America				5,060				4,987
Other international				11,810				16,029

				54,456				48,795

Information for prior periods has been reclassified to conform with the current period’s presentation.

10	TESCO CORPORATION 2005 FIRST QUARTER REPORT

CORPORATE INFORMATION

DIRECTORS

Fred J. Dyment 1, 2
Independent Businessman
Calgary, Alberta

Gary L. Kott 1, 3
Independent Businessman
Montgomery, Texas

William S. Rice 2, 3
Chairman of the Board
Bennett Jones LLP
Calgary, Alberta

Norman W. Robertson 1, 3
Independent Businessman
Calgary, Alberta

Michael W. Sutherlin 2
Executive Vice President
Joy Global Inc.
Sewickley, Pennsylvania

C. Thomas Weatherford 1
Independent Businessman
Los Gatos, California

Robert M. Tessari
President and Chief Executive Officer

TESCO Corporation
Calgary, Alberta

Julio M. Quintana
Executive Vice President and
Chief Operating Officer
TESCO Corporation
Sugarland, Texas

1. Audit Committee
2. Corporate Governance Committee
3. Compensation Committee

OFFICERS

Robert M. Tessari
President and Chief Executive Officer

Julio M. Quintana
Executive Vice President and
Chief Operating Officer

Michael C. Kearney
Executive Vice President and
Chief Financial Officer

Per G. Angman
Senior Vice President
Engineering and Manufacturing

K. Evert Beierbach
Senior Vice President
Operations

Nigel M. Lakey
Vice President
Marketing and Business
Development

Robert C. Van Walleghem
General Counsel and
Corporate Secretary

BANKERS

Bank of Nova Scotia
Calgary, Alberta

Sterling Bank
Houston, Texas

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

Gardere Wynne Sewell LLP
Houston, Texas

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

TRANSFER AGENTS

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company
Denver, Colorado

LOCATIONS

TESCO Corporation
(Corporate Headquarters)
6204 – 6A Street S.E.
Calgary, Alberta T2H 2B7
Tel: 403 233 0757
Fax: 403 252 3362

TESCO Operations
(Manufacturing)
4930 – 74th Avenue S.E.
Calgary, Alberta T2C 3C9
Tel: 403 301 4200
Fax: 403 253 3578

TESCO Corporation (US)
11330 Brittmore Park Drive
Houston, Texas 77041
Tel: 713 849 5900
Fax: 713 849 0075

TESCO Services Inc.
11330 Brittmore Park Drive
Houston, Texas 77041
Tel: 713 849 5900
Fax: 713 849 0075

TESCO Corporation Sucursal Mexico &
TESCO Oilfield Services de Mexico
Poniente 1 Sur
Manzana L, Lote 2A y 2B
Puerto I. Pesquero “Laguna Azul”
24140 Ciudad del Carmen,
Campeche
Mexico
Tel: 011 52 938 382 7645
Fax: 011 52 938 384 2116

TESCO Corporation Sucursal
Argentina
Av. Belgrano 1217
6to Piso, Oficina 64
C1093AAA – Buenos Aires,
Argentina
Tel: 011 54 114 384 0199
Fax: 011 54 114 384 0191

TESCO Corporation Sucursal
Venezuela
Ave. Stadium, Centro Com. Judibana
(CADA) 1er Piso, Local 8
Puerto la Cruz, Edo Anzoategui
Venezuela
Tel: 011 58 281 267 2931
Fax: 011 58 281 266 0790

PT TESCO Indonesia
Ratu Plaza Office Tower
12th Floor, JI. Jend. Sudirman No. 9
Jakarta 10270 Indonesia
Tel: 011 62 021 725 5454
Fax: 011 62 021 725 5352

TESCO CORPORATION
6204 - 6A Street S.E. Calgary, Alberta T2H 2B7
Tel: 403 233 0757 Fax: 403 252 3362
investor@tescocorp.com www.tescocorp.com

TESCO

Printed in Canada